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Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

April 30, 2019

Re:	Kontoor Brands, Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed April 18, 2019

File No. 001-38854

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rufus Decker, Accounting Branch Chief

Angela Lumley, Staff Accountant

Pamela Howell, Special Counsel

Ruairi Regan, Staff Attorney

Ladies and Gentlemen:

On behalf of our client, Kontoor Brands, Inc. (the “Company”), this letter sets forth the Company’s response to the oral comment from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by telephone on April 25, 2019 (the “Oral Comment”) relating to Amendment No. 1 to the Company’s Registration Statement on Form 10 (the “Registration Statement”). In response to the Oral Comment, the Company has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement on Form 10 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, the Company’s response is prefaced by a summary of the Staff’s Oral Comment in italicized text.

April 30, 2019

Registration Statement on Form 10

General

1.	Please file a copy of the term sheet provided in connection with the syndication of the Credit Agreement described in the Registration Statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed a copy of the term sheet provided in connection with the syndication of the Credit Agreement described in the Registration Statement as Exhibit 10.20 to the Amended Registration Statement.

* * *

Please do not hesitate to contact me at 212-450-4135 or deanna.kirkpatrick@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Deanna L. Kirkpatrick

Deanna L. Kirkpatrick

cc:	Rustin Welton, Chief Financial Officer, Kontoor Brands, Inc.

Laurel Krueger, Vice President, General Counsel and Corporate Secretary, Kontoor Brands, Inc.

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